SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Mixed Rate Series I Notes in a principal amount of ARS 407,260,000, due 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Propiedades Comerciales Fixed Rate Series I Notes in a principal amount of ARS 407,260,000, due 2017

IRSA Propiedades Comerciales S.A. informs that on June 21, 2016, will start the payment of the third installment of interests related to the Notes Series I issued on September 18, 2015.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, CABA)
Date of effective payment:	June 21, 2016
Payment Hours:	From 9:00 am to 6:00 pm. (Buenos Aires time).
Number of service to be paid:	Third installment of interests
Period comprised by the payment:	March 18, 2016/ June 21, 2016
Concept of payment:	Interests (100%)
Payment Currency:	The payment will be made in Argentine pesos (ARS)
Capital Outstanding:	ARS 407,260,000
Annual Nominal Interest for Period:	34.6290%
Interest being paid:	ARS 36,706,455.38
Coupon:	Not applicable.

The interests will be paid through Caja de Valores S.A.  to the people at whose name the notes were on June 17, 2016 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

June 14, 2016	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets